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               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549


                        Form 8-A/A No. 2

        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
             PURSUANT TO SECTION 12(b) OR (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                    Meridian Bancorp, Inc.
     (Exact name of registrant as specified in its charter)

              Pennsylvania                         23-2237529
(State of incorporation or organization)     (I.R.S. Employer
                                             Identification No.)

35 North Sixth Street, Reading, Pennsylvania           19601
  (Address of principal executive offices)           (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                Name of each exchange on which
to be so registered                each class is to be registered

     None                                    Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

                 Preferred Stock Purchase Rights
                        (Title of Class)



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     Item 1 of the registrant's Registration Statement on
Form 8-A dated August 11, 1989 (the "Registration Statement") is hereby amended and restated to read in its entirety as follows:

          Item 1.  Description of Registrant's Securities to be
Registered.

          On July 25, 1989, the Board of Directors of Meridian Bancorp, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of the Company's common stock, par value $5.00 per share (the "Common Stock"), to shareholders of record at the close of business on August 7, 1989. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series C Junior Participating Preferred Stock, $25.00 par value (the "Preferred Stock").
          On June 28, 1994, the Board of Directors of the Company approved certain amendments to the Rights Agreement which
(i) extend the terms of the Rights Agreement to July 25, 1999,
(ii) delete from the Rights Agreement a provision that required a shareholder vote on whether to redeem Rights under certain limited circumstances, and (iii) increase the Purchase Price from $85.00 to $110.00.

          On October 10, 1995, the Board of Directors of the Company approved certain amendments to the Rights Agreement which, among other things, (i) modify the definitions of "Acquiring Person" and "Adverse Person" to exclude CoreStates Financial Corp ("CoreStates") or any Affiliate (as defined in the Rights Agreement) or Associate (as defined in the Rights Agreement) of CoreStates as a result of their acquisition of Beneficial Ownership (as defined in the Rights Agreement) of the Common Stock of the Company by reason of the approval, execution, or delivery of, or the completion of any transaction under, the Stock Option Agreement (the "Stock Option Agreement"), dated as of October 10, 1995, by and between the Company and CoreStates, or the Agreement and Plan of Merger (the "Merger Agreement"), dated as of October 10, 1995, between the Company and CoreStates,
(ii) add to the Rights Agreement a provision providing that the Rights shall expire immediately prior to effectiveness of the merger of the Company with and into CoreStates (the "Termination Time"), (iii) add to the Rights Agreement a provision providing that certain requirements triggered upon the consolidation, merger, sale or transfer of assets or earning power of the Company shall not be applicable to CoreStates or any of its Affiliates so long as the Merger Agreement shall not have been terminated, and (iv) add to the Rights Agreement a provision that the Rights Agreement shall terminate at the Termination Time.

          The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated as of July 25, 1989, between the Company and Meridian Trust Company, as Rights Agent, an Amendment to Rights Agreement, dated as of June 28, 1994 (the "1994 Amendment"), between the Company and the Rights Agent, and an Amendment to Rights Agreement, dated as of October 10, 1995 (the "1995 Amendment"), between the Company and the Rights Agent. The following describes the Rights Agreement, as amended,

          Initially, the Rights will be evidenced by Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, 19.9% or more of the outstanding shares of Common Stock or voting securities representing 19.9% or more of the total voting power of the Company (the "Stock Acquisition Date"), (ii) 10 business days (or such later date as the Board of Directors shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group acquiring 19.9% or more of such outstanding shares of Common Stock or total voting power, or (iii) 10 business days following the determination by the Board of Directors, after reasonable inquiry and investigation, including consultation with such persons as such directors shall deem appropriate, that, with respect to any person who has, alone or together with his affiliates or associates, acquired 4.9% or more of such outstanding shares of Common Stock or total voting power of the Company (without regard for this purpose to shares owned continuously for the eighteen consecutive months prior to such determination), such beneficial ownership by such person is intended to cause the Company to repurchase the voting securities beneficially owned by such person or to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide such person (and not stockholders generally) with short-term financial gain under circumstances where the Board determines that the best long-term interests of the Company and its stockholders would not be served by taking such action or entering into such transaction or transactions at that time (any such person being referred to herein and in the Rights Agreement as an "Adverse Person"). The terms "Acquiring Person" and "Adverse Person" are defined to exclude CoreStates or any Affiliate or Associate of CoreStates as a result of the approval, execution or delivery of the Stock Option Agreement or the Merger Agreement, or the completion of any transaction thereunder.

          Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates,
(ii) new Common Stock certificates issued after August 7, 1989, will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificate for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

          The Rights are not exercisable until the Distribution Date and will expire at the close of business on the earlier of
(i) July 25, 1999, (ii) the time at which the Rights are redeemed (as described below), (iii) the time at which the Rights are exchanged (as described below), or (iv) the Termination Time. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

          As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise provided in the Rights Agreement or determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

          In the event that (i) a person becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of the Company's voting securities which at least a majority of the Continuing Directors determines to be fair to and otherwise in the best interests of the Company and its stockholders), (ii) an Acquiring Person engages in one or more "self-dealing" transactions as defined in the Rights Agreement, (iii) the Company is the surviving corporation in a merger with an Acquiring Person, (iv) during such time that there exists an Acquiring Person, a recapitalization or reverse stock split occurs which results in such Acquiring Person's proportionate ownership interest being increased by more than 1%, or (v) any person is determined to be an Adverse Person (any of the foregoing, a "Flip-in Event"), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property, or other securities of the Company) having a value (based on the lowest closing price of the Common Stock during the twelve-month period preceding the Flip-in Event) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of a Flip-in Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or an Adverse Person (or by certain related parties) will be null and void. Rights are not exercisable following the occurrence of a Flip-in Event, however, until such time as the Rights are no longer redeemable by the Company as set forth below. So long as the Merger Agreement shall not have been terminated, the foregoing shall not apply to CoreStates or any of its Affiliates.

          For example, at an exercise price of $110.00 per Right, each Right not owned by an Acquiring Person or an Adverse Person (or by certain related parties) following a Flip-in Event would entitle its holder to purchase $220.00 worth of Common Stock based on the lowest closing price of the Common Stock during the twelve-month period preceding the Flip-in Event (or other consideration, as noted above) for $110.00. Assuming that the lowest closing price of the Common Stock during such period was $55.00, the holder of each valid Right would be entitled to purchase four shares of Common Stock for $110.00.

          In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger which follows an offer for all outstanding voting securities of the Company, which at least a majority of the Continuing Directors determines to be fair to and otherwise in the best interests of the Company and its stockholders, and the merger price is not less than, and the form of consideration is the same as, that paid in the tender or exchange offer) or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. So long as the Merger Agreement shall not have been terminated, the foregoing shall not apply to CoreStates or any of its Affiliates. The events set forth in this paragraph and in the second preceding paragraph are referred to as "Triggering Events."

          The Purchase Price payable and the amount of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Preferred Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

          At any time until ten business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (payable in cash, Common Stock, or other consideration deemed appropriate as determined by the Board of Directors). At any time prior to the date the Rights would otherwise become nonredeemable, a majority of the Continuing Directors may extend the period for redemption. The Company's right of redemption may be reinstated if an Acquiring Person reduces such Person's beneficial or total voting power ownership to 10% or less of the outstanding shares of Common Stock or total voting power in a transaction or series of transactions not involving the Company and there is then no other Acquiring Person. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.001 redemption price. Notwithstanding the foregoing, the Board of Directors may not redeem the Rights following a determination that any person is an Adverse Person.

          The term "Continuing Directors" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, an Adverse Person, or an affiliate or associate of an Acquiring Person or Adverse Person, or any representative of the foregoing entities.

          At any time after the occurrence of a Flip-in Event, the Board of Directors may exchange the Rights (other than Rights owned by an Acquiring Person or an Adverse Person or an affiliate or an associate of any such person, which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, and/or other equity securities deemed to have the equivalent value, per Right, subject to adjustment.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above, or are exchanged as provided in the preceding paragraph.

          Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or Adverse Person or an affiliate or associate of any such person), or to shorten or lengthen any time period under the Rights Agreement; however, no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

          A copy of the Rights Agreement has been filed with the Securities and Exchange Commission (the "Commission") as an Exhibit to a Registration Statement on Form 8-A dated August 7, 1989 (the "Registration Statement"). A copy of the 1994 Amendment has been filed with the Commission as Exhibit 2.2 to Amendment No. 1 on Form 8-A/A dated July 25, 1994 to the Company's Registration Statement. A copy of the 1995 Amendment is filed as Exhibit 2.3 hereto. Copies of the Rights Agreement and the Amendments are available free of charge from the Rights Agent. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the Amendments, which are incorporated herein by reference.

     Item 2 of the Registration Statement is hereby amended and restated in its entirety as follows:

          Item 2.  Exhibits.

Exhibit Number           Description

     1 Form of Rights Certificate (included at Exhibit B to the Rights Agreement dated as of July 25, 1989 between Meridian Bancorp, Inc. and Meridian Trust Company, as Rights Agent ("Rights Agreement") -- see Exhibit 2.1 hereof. Pursuant to the Rights Agreement, Rights will not be distributed until after the Distribution Date (as defined in the Rights Agreement). Incorporated by reference to Exhibit 1 of the Registration Statement.

     2.1            Rights Agreement.  Incorporated by
                    reference to Exhibit 1 of the
                    Registration Statement.

     2.2 Amendment to Rights Agreement, dated as of June 28, 1994, between Meridian Bancorp, Inc. and Meridian Trust Company, as Rights Agent. Incorporated by reference to Exhibit 2.2 of Amendment No. 1 on Form 8-A/A dated July 25, 1994 to the Registration Statement.

     2.3            Amendment to Rights Agreement, dated as
                    of October 10, 1995, between Meridian
                    Bancorp, Inc. and Meridian Trust
                    Company, as Rights Agent.

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                            SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  November 6, 1995       MERIDIAN BANCORP, INC.


                              By/s/ Samuel A. McCullough
                                   Samuel A. McCullough,
                                   Chairman and
                                   Chief Executive Officer
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                          EXHIBIT INDEX

Exhibit Number           Description

     2.3            Amendment to Rights Agreement, dated as
                    of October 10, 1995, between Meridian
                    Bancorp, Inc. and Meridian Trust
                    Company, as Rights Agent.